Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$3,173		$5,962		$5,538		$3,951		$4,736
Add:
Fixed charges	781		783		687		695		727
Amortization of capitalized interest	40		37		35		31		24
Distributions from equity investees	6		26		6		3		1
Less:
Interest capitalized	(65)		(71)		(70)		(118)		(220)
Total earnings	$3,935		$6,737		$6,196		$4,562		$5,268

Fixed charges:
Interest and debt expense, net of capitalized interest	$446		$433		$397		$365		$314
Interest capitalized	65		71		70		118		220
Rental expense interest factor (a)	270		279		220		212		193
Total fixed charges	$781		$783		$687		$695		$727

Ratio of earnings to fixed charges	5.0	x	8.6	x	9.0	x	6.6	x	7.2	x
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(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.